Exhibit 99.1

Press Release dated 07 November, 2024

Contact: Trinity Biotech plc	LifeSci Partners, LLC
Louise Tallon	Eric Ribner
(353)-1-2769800	(1)-646-751-4363
investorrelations@trinitybiotech.com

RedChip Companies Inc.
Dave Gentry, CEO
(1)-407-644-4256
TRIB@redchip.com

Trinity Biotech Regains Compliance with Nasdaq Listing Requirements

DUBLIN, Ireland (November 7, 2024) — Trinity Biotech plc (Nasdaq Global Select: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced that on November 6, 2024, it received written notice from the Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with the the minimum market value of publicly held shares (“MVPHS”) requirement under Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement”).

“One of my top priorities when taking on the role of CEO last December was to address the pre-existing Nasdaq listing requirement deficiencies. This has now been achieved and we are pleased to have regained compliance with Nasdaq’s listing requirements. We are grateful for the continued support of our shareholders, partners, and employees during this process,” said John Gillard, CEO of Trinity Biotech. “Our management team remains focused on building and delivering long-term value and advancing our strategic initiatives, including the development of our continuous glucose monitoring solution and driving profitability growth in our diagnostics business.”

As previously reported in a Current Report on Form 6-K filed on November 29, 2023, the Company received a deficiency letter from the Nasdaq Listing Qualifications Department on November 21, 2023. The letter notified the Company that, for the preceding 30 consecutive business days, the market value of our publicly held shares had remained below the minimum $15 million threshold required for continued listing on The Nasdaq Global Select Market pursuant to the MVPHS Requirement.

On July 16, 2024, the Company met with the Nasdaq Hearings Panel (the “Panel”) to present its plan to regain compliance with the MVPHS Requirement. Subsequently, on August 1, 2024, the Company was granted an extension until October 31, 2024, to demonstrate compliance. On November 6, 2024, Trinity Biotech was notified that it had successfully demonstrated compliance with the MVPHS Requirement. As a result, the matter is now officially closed and Trinity Biotech shares will continue to trade on the Nasdaq Global Select Market.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform Technologies, our continued listing on the Nasdaq Stock Market, our ability to  achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech
Trinity Biotech is a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors.  The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.